SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.118/0001-65
4 - Registration Number (NIRE) 31.300.025.357

01.02 - HEAD OFFICE

1 - ADDRESS Rua Levindo Lopes, 258			2 - DISTRICT Funcionários
3 - ZIP CODE 30140-170	4 - MUNICIPALITY Belo Horizonte			5 - STATE MG
6 - AREA CODE 31	7 - TELEPHONE NUMBER 9933-3077	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE -	12 - FAX -	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Ernesto Gardelliano
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1172	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2247	14 - FAX -	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008
9 - AUDITOR Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2008	2 - PRIOR QUARTER 03/31/2008	3 - SAME QUARTER IN PRIOR YEAR 06/30/2007
SUBSCRIBED CAPITAL
1 - COMMON	13,466	13,466	134,660,593
2 - PREFERRED	22,741	22,741	227,410,022
3 - TOTAL	36,207	36,207	362,070,615
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 – CHANGE NATURE	6 – NUMBER of SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)
01	03/28/2008	577,500	62,500	Revenue Reserves	0	0

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 10/24/2008	2 - SIGNATURE

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                 Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                                                      At 09/30/2008

1 – CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2008	4 – 06/30/2008
1	TOTAL ASSETS	1,535,783	1,502,035
1.01	CURRENT ASSETS	347,447	337,861
1.01.01	CASH AND CASH EQUIVALENTS	317,317	309,891
1.01.01.01	CASH AND BANKS	40	32
1.01.01.02	SHORT-TERM INVESTMENTS	317,277	309,859
1.01.02	RECEIVABLES	-	-
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-
1.01.02.02	OTHER RECEIVABLES	-	-
1.01.02.02.01	INTEREST ON SHAREHOLDERS AND DIVIDENDS	-	-
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	30,130	27,970
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	26,530	24,090
1.01.04.02	PREPAID EXPENSES	591	928
1.01.04.03	ADVANCES TO SUPPLIERS	-	68
1.01.04.04	OTHER ASSETS	3,009	2,884
1.02	NONCURRENT ASSETS	1,188,336	1,164,174
1.02.01	LONG-TERM RECEIVABLES	104,695	107,044
1.02.01.01	OTHER CREDIT	104,523	106,796
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	104,147	106,321
1.02.01.01.02	PREPAID EXPENSES	332	-
1.02.01.01.03	OTHER ASSETS	44	475
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	172	248
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	172	248
1.02.02	PERMANENT ASSETS	1,083,641	1,057,130
1.02.02.01	INVESTMENTS	1,083,579	1,057,056
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	1,083,579	1,057,056
1.02.02.01.04	SUBSIDIARY COMPANIES – GOODWILL	-	-
1.02.02.01.05	OTHER INVESTMENTS	-	-
1.02.02.02	PROPERTY AND EQUIPMENT	62	74
1.02.02.03	INTANGIBLE ASSETS	-	-
1.02.02.04	DEFERRED CHARGES	-	-

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,535,783	1,502,035
2.01	CURRENT LIABILITIES	90,668	90,985
2.01.01	LOANS AND FINANCING	-	-
2.01.02	DEBENTURES	-	-
2.01.03	SUPPLIERS	464	570
2.01.04	TAXES PAYABLE	-	3
2.01.05	DIVIDENDS PAYABLE	5,778	5,809
2.01.06	PROVISIONS	-	-
2.01.07	PAYABLES TO RELATED PARTIES	-	-
2.01.08	OTHER	84,426	84,603
2.01.08.01	PAYROLL AND SOCIAL CHARGES	21	22
2.01.08.02	REVERSE STOCK SPLIT	84,405	84,581
2.01.08.03	OTHER LIABILITIES	-	-
2.02	NONCURRENT LIABILITIES	-	-
2.02.01	LONG-TERM LIABILITIES	-	-
2.02.01.01	LOANS AND FINANCING	-	-
2.02.01.02	DEBENTURES	-	-
2.02.01.03	PROVISIONS	-	-
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	-	-
2.02.02	FUNDING EXPENSES	-	-
2.04	SHAREHOLDERS’ EQUITY	1,445,115	1,411,050
2.04.01	CAPITAL STOCK	577,500	577,500
2.04.02	CAPITAL RESERVES	75,106	75,106
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.04.04	REVENUE RESERVES	56,131	56,131
2.04.04.01	LEGAL	56,131	56,131
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	-	-
2.04.04.04	REALIZABLE PROFIT RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	-	-
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER REVENUE RESERVES	-	-
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	736,378	702,313

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	GROSS SALES AND/OR SERVICES	-	-	-	-
3.02	DEDUCTIONS	-	-	-	-
3.03	NET SALES AND/OR SERVICES	-	-	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-	-	-
3.05	GROSS PROFIT	-	-	-	-
3.06	OPERATING EXPENSES/INCOME	37,950	221,963	40,612	136,254
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(195)	(1,030)	(369)	(983)
3.06.03	FINANCIAL	12,072	31,151	7,113	23,846
3.06.03.01	FINANCIAL INCOME	12,073	31,152	7,128	24,028
3.06.03.02	FINANCIAL EXPENSES	(1)	(1)	(15)	(182)
3.06.04	OTHER OPERATING INCOME	-	-	-	-
3.06.05	OTHER OPERATING EXPENSES	(450)	(459)	-	(7)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	26,523	192,301	33,868	113,398
3.07	OPERATING RESULT	37,950	221,963	40,612	136,254
3.08	NONOPERATING INCOME (LOSS)	-	(60)	(11)	(11)
3.08.01	REVENUES	-	-	100	100
3.08.02	EXPENSES	-	(60)	(111)	(111)
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	37,950	221,903	40,601	136,243
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	-	-	-	-
3.11	DEFERRED INCOME TAX	(3,885)	(10,076)	(2,438)	(7,769)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.15	EARNINGS /LOSS FOR THE PERIOD	34,065	211,827	38,163	128,474
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	36,207	36,207	362,070,615	362,070,615
	EARNINGS PER SHARE	0.94084	5.85044	0.00011	0.00035
	LOSS PER SHARE	-	-	-	-

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                                                           Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY          As of 09/30/2008

01770-1 TELEMIG CELULAR PARTICIPAÇÕES S.A.                         02.558.118/0001-65

04.01 – NOTES TO FINANCIAL STATEMENTS

1. OPERATIONS

a. Equity Control

Telemig Celular Participações S.A. (“Company”) is a publicly-held company which, at September 30, 2008, is controlled by TCO IP S.A. (“TCO IP” or “controlling company”), a company engaged in telecommunication, Internet access, development of solutions and other services, which holds 58.80% of its total capital stock.

TCO IP is a closely-held company which, at September 30, 2008, is controlled by Vivo Participações S.A. (“Vivo Participações”), which holds 100.00% of its total capital stock.

The Company is the controlling shareholder of Telemig Celular S.A. (“controlled company”), which together with TCO IP hold 90.64% of the total capital stock at September 30, 2008.

b. Authorization and Frequencies

The controlled company provides Personal Mobile Service (“SMP”) in Area 4 of Region 1 of the SMP’s General Authorizations Plan, including activities required or useful for the performance of such services, in conformity with the authorizations granted to it covering the State of Minas Gerais.

The controlled company holds two authorizations for the exploitation of mobile telephone services in the State of Minas Gerais, namely: Sector 2 – Minas Gerais (except Triângulo Mineiro Region) and Sector 3 – Triângulo Mineiro.

The authorizations granted by the National Telecommunications Agency (“ANATEL”) may be renewed just once, for a 15-year period, against payment at every two years after the first renewal of rates equivalent to two percent (2%) of its revenues for the year prior to that of the payment, net of taxes and mandatory social contributions, and related to the application of the Basic and Alternative Service Plans.

In 2007, at auctions carried out by ANATEL, its controlled company acquired a 2.1 Mhz (3G) license for its operations (note 16).

The controlled company’s business, including the services it is authorized to provide, are regulated by the ANATEL, the telecommunication services regulatory agency, in accordance with Law no. 9472, dated July 16, 1997, and respective regulations, decrees, decisions and complementary plans.

c. Corporate Events occurring in 2008

c.1) Transfer of Share Control

On April 3, 2008, the equity control of the Company (and, indirectly, of Telemig Celular) was transferred to Vivo Participações, under the terms of the Stock Purchase and Sale Agreement entered into between Vivo Participações and Telpart Participações S.A (“Telpart”), the conditions set forth therein having been met and the purchase price having been paid.

The price paid on April 3, 2008 for the 7,258,108 common shares and 969,932 preferred shares of the Company, already added by the remuneration provided for in the Purchase and Sale Agreement entered into with Telpart, was R$1,162,594, equivalent to the amount of approximately R$151.17 per common share and R$67.43 per preferred share of the Company. The prices paid for the common shares of the Company result in the amount of approximately R$2,625.04 per common share of the controlled company. On this date, 53.90% of the voting capital and 22.73% of the total capital of the Company were transferred to Vivo Participações.

Additionally, Vivo Participações acquired Telpart’s rights to subscription of shares to be issued by the Company, which rights are provided for in CVM Instruction No. 319/99, for the value already restated under the terms of the Purchase and Sale Agreement entered into with Telpart, of R$70,511.

On August 26, 2008, Vivo Participações increased the capital stock of its wholly-owned subsidiary, TCO IP, in the amount of R$2,054,065, of which R$1,149,832 is the book value of all the 7,258,108 common shares and 969,932 preferred shares held by the Company, corresponding to 22.73% of the total capital. As from that date, TCO IP became the controlling shareholder of the Company.

c.2) Voluntary Public Offering ( “VPO”)

c.2.1) Voluntary Public Offering

As approved by the Board of Directors of the Company, on August 2, 2007, and upon completion of the acquisition of the equity control of the Company (and, indirectly, of its controlled company), Vivo Participações, through its subsidiary TCO IP ( “Issuer”), launched a Voluntary Public Offering (“VPO”) on April 8, 2008, in Brazil, for the purchase of up to 1/3 of the outstanding preferred shares of the Company and of its controlled company. As far as it concerns the Company, the Voluntary VPO was extended to the holders of the preferred shares underlying the American Depositary Shares (“ADSs”) (“Maximum Amount of Shares”). Each ADS of the Company represents two preferred shares.

The main terms and conditions of the VPO include the following: the price, which represented a premium of approximately 25% of the weighted average price of the Preferred Shares of the respective company in the last thirty (30) BOVESPA’s floor sessions prior to and including August 1, 2007, was (i) R$654.72 per preferred share of the controlled company, and (ii) R$63.90 per preferred share of the Company; (for reference purposes, the equivalent to approximately US$74.68 per ADS based on the average between the purchase and the sale price of the North-American Dollar of the PTAX 800 rate, as disclosed by the Brazilian Central Bank on April 04, 2008, of R$1.711/US$1.00).

With the completion of the VPO on May 12, 2008, TCO IP acquired 7,257,020 preferred shares of the Company, representing 20.04% of the total capital and 89,492 preferred shares of the controlled company, representing 3.77% of the total capital, for the amounts of R$ 463,724 and R$ 58,592, respectively.

On July 25, 2008, TCO IP acquired 3,929 preferred shares of Telemig Celular, representing 0.16% pf the total capital, for the amount of R$2,572.

On September 09 and 10, 2008, TCO IP acquired 4,000 preferred shares of the Telemig Celular, representing 0.17% of the total capital, for the amount of R$2,619.

c.2.2) Mandatory Public Offering

On July 15, Vivo Participações launched the Mandatory Public Offering for Disposal of Share Control for acquisition of the outstanding common shares, through its controlled company TCO IP, in continuance with the process for acquisition of Telemig Participações and of Telemig Celular.

With the completion of the Mandatory Public Offering on August 15, 2008, TCO IP acquired 5,803,171 common shares of Telemig Participações, representing 16.03% of the total capital and 78,107 common shares of Telemig Celular, representing 3.29% of the total capital, for the amounts of R$732,650 and R$171,239, respectively.

As a result of the transactions described above, at September 30, 2008 TCO IP became the owner of 13,061,279 common shares and 8,226,952 preferred shares, representing 58.80% of the total capital of the Company, and 78,107 common shares and 97,421 preferred shares, representing 7.39% of the total capital of Telemig Celular.

c.3) Corporate Reorganization

At a meeting of the Board of Directors of Vivo Participações held on September 30, 2008 and for the purposes of CVM Instruction 358/02, a request for prior consent was approved to be sent to ANATEL, referring to the Corporate Reorganization transaction concerning the merger of TCO I Pinto Telemig Participações. This transaction will be further submitted to the shareholders of Telemig Participações for approval.

TCO IP will be merged into Telemig Participações, whereby TCO IP will be extinguished, its shares will be cancelled, and its sole shareholder (Vivo Participações) will receive common and preferred shares of Telemig Participações and of Telemig Celular in the same amounts and types as currently held by TCO IP. The transaction herein contemplated will not result in increase of the capital stock of Telemig Participações, since TCO IP has already recorded the amount of Telemig Participações’ shares in its shareholders’ equity. Further, as TCO IP is a wholly-owned subsidiary of Vivo Participações, substitution of shares owned by non-controlling shareholders of the mergee for shares of the mergor will not be required.

The Corporate Reorganization will not result in change of the share control of Telemig Participações and of Telemig Celular, nor of the other shareholders. Among other advantages, this transaction will allow simplification of the current corporate structure, minimizing costs and generating savings for the companies involved. This transaction shall be carried out in such manner as not to cause any negative impact on the future flows of dividends payable to the shareholders of Telemig Participações. The completion of this transaction is estimated to occur in the fourth quarter of 2008.

2. BASIS FOR PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

a) Quarterly information

Quarterly Information (“ITR”) of the controlling company and of the controlled company are presented in thousand Brazilian Reais (unless as otherwise indicated) and have been prepared in accordance with standards applicable to concessionaries of public telecommunications services, and accounting procedures provided for by the Brazilian Securities Commission (CVM), including CVM Instruction No. 469/08.

These Quarterly Information were prepared following principles, practices and criteria consistent with those adopted in the preparation of prior year’s financial statements and should be analyzed in conjunction with such statements, except for some accounting practices which were changed for purpose of compliance with the practices adopted by its new controlling company, as follows:

  Fistel Fee (TFI): The amount of the fee for the Telecommunications Inspection Fund – FISTEL paid upon activation of new customers, which are monthly generated along the year, is deferred for amortization during the estimated period of customer loyalty, equivalent to 24 months (note 7).
  Provision for sale of assets: The costs estimated to be incurred in disassembling towers and equipment at leased properties are capitalized as a counter-entry to the provision for sale of assets and depreciated along the useful life of the equipment, which is not longer than the lease term. (note 17).
  Recognition of revenues and costs from sales of handsets and accessories to dealers: The revenues and costs from sales of handsets and accessories made by dealers are recognized as revenue upon the activation of the handset.

Prior period effects related to the above mentioned practices were deemed to be immaterial for purposes of disclosure.

Some consolidated accounts of the statement of operations for the nine-month period ended September 30, 2007 were reclassified for purposes of comparison to the new controlling company’s information. Therefore, and in order to make understanding easier, the statement of operations was presented, together with the due justifications for the accounts reclassification (note 33).

In the above referred consolidation, all balances of assets and liabilities, revenues and expenses arising out of transactions between the consolidated companies were eliminated.

The conciliation between the net profit of the controlling company and that of the controlled company for the nine-month period ended September 30, 2008 and 2007 is as follows:

	9.30.08	9.30.07
Company Net Income	211,827	128,474
Dividends and interest on shareholders' equity in subsidiaries	(961)	-
Consolidated Net Income	210,866	128,474

b) Changes to the Corporation Law – Law No. 11,638/07

On December 28, 2007 Law No. 11638 was enacted, which amends, revokes and introduces new provisions into Law No. 6404, dated December 15, 1976, and into Law No. 6385, dated December 7, 1976. The main purpose of these changes and introductions is to update the Brazilian Corporation Law to bring accounting practices adopted in Brazil into convergence with international accounting standards issued by the International Accounting Standards Board - IASB.

The requirements of this Law apply to the financial statements relating to financial years beginning on and after January 1, 2008. Those requirements are not deemed to be changes in circumstances or estimates and, therefore, the adoption of new practices introduced by Law No. 11638/07 will be, as a general rule, stated retrospectively, that is, by application of such new accounting practices as if they were in use during all periods presented, until a new guideline is issued by the Accounting Pronouncements Committee (“CPC”), with due regard to the rule that deals with "Accounting Practices, Changes in Accounting Estimates and Correction of Errors" approved by the CVM in its Resolution No. 506.

Thus, changes in accounting practices are recorded in the accounting books as adjustments to previous years, but their impact is allocated to each of the periods presented. In the specific case of the Company, in which the financial statements ending December 31, 2008 will be presented in comparison with the 2007 figures, the adjustments will be stated at the initial balances (January 1, 2007) so that the two fiscal years will be stated in compliance with the same accounting practices.

This same procedure was also adopted in the preparation and presentation of the 2008 Quarterly Information (ITR), so that the effects of changes in accounting practices are being allocated to each of the periods presented.

On May 2, 2008, the CVM issued Instruction No. 469 that has partially ruled Law No. 11638/07, setting forth the minimum requirements to be complied with in presenting the ITR's in 2008. This instruction, under certain conditions, allowed the alternative of full adoption of the provisions of that Law. The management of the Company has not elected this alternative and, thus, applied Law No. 11638/07 to the minimum extent required in CVM Instruction No. 469 in the presentation of ITR's in 2008, as follows:

  Long-term assets and liabilities should be adjusted to present value (APV). The remaining balances should be adjusted to present value only where they have a significant impact on the financial statements. As a result, the amounts payable related to the authorization to operate the 3G network were adjusted to present value, as disclosed in Note 16. No other assets and liabilities were identified for which adjustments to present value were required.

Among the other changes in accounting standards introduced by said Law, mentioned below is the one which, in a preliminary analysis made by the Management, is likely to have a significant impact on the financial statements of the Company for the year ending December 31, 2008:

  The financial investments basically result from unused cash balances which are invested in high liquidity assets, generally redeemable within not more than 90 days. Thus, the financial investments are stated at the amount invested plus interest earned until the balance sheet date, being close to the market value at such date. The Company’s Management concluded that marking such investments to market is not likely to produce relevant effects in the end of the fiscal year and in the quarter periods presented, due to their short term nature, as shown in note 27. The Company’s Management, therefore, deems that its financial investments are in line with CVM’s requirements.
   In transactions related to business combination carried out between unrelated parties and in connection with transfer of effective control, the assets and liabilities of the company to be merged, or due to incorporation or spin-off, will be accounted for at market value. As described in note 1.c.3, the completion of the Corporate Reorganization is expected to occur upon the merger of TCO IP into the Company by the end of this fiscal year. The Management of the Company is conducting a detailed analysis in order to identify and assess the market value of the assets and liabilities arising out of this transaction, in case it is necessary to record the market value in 2008.

The other changes introduced by Law No. 11638/07 which shall not cause significant effects on the financial statements as of December 31, 2008 or are not applicable, are as follows:

  The deferred assets account will include only the pre-operating costs and reorganization expenses. An intangible assets group was created, including premium arising out of business combination and other intangible assets not characterized as deferred assets as defined above. The Company and its controlled company have not recorded any account balances classified as deferred assets.
  Commercial Leasing of properties used in the maintenance of the business: the Company and its controlled company have not entered into any financial leasing agreements.
  The premium received upon the issue of debentures as well as donations and subsidies for investment are no longer recorded in the shareholders' equity. The amounts of donations and subsidies (tax incentives) are being temporarily stated in Deferred Income, as determined by CVM Instruction No. 469. For the nine-month period ended September 30, 2008, no transaction was recorded and no transactions of such nature are estimated to be carried out and, therefore, they are not applicable to the Company and its controlled company.
  Analysis of recoverability of fixed, intangible and deferred assets as provided for in CPC’s Pronouncement 01, approved by CVM Resolution No. 527. The Company and its controlled company have not identified any adjustment in their assets.
  Fixed assets revaluation: the Company and its controlled company have no revalued items in their fixed assets.
  Stock-based pay to directors and employees: the Company and its controlled company had two stock-based pay plans, the options thereof expired in January 2008 and, therefore, no exercise of options will be made by the directors of the Company (note 19).
  The changes introduced in CVM Instruction No. 247, which deals with investments in affiliates, should not cause any impact since the investments made by the Company are held in a controlled company and have continued to be at the Equity Method.
  The Company already disclosed the Statements of Cash Flows as additional information to its financial statements; therefore, the change in Law which makes presentation of such statements mandatory does not cause any effect on the information already disclosed by the Company.
  The Company believes that the change in the Law, making the presentation of the Statement of Value Added mandatory, will not cause any problem to the preparation of such statement, and such Law will be applicable to the fiscal year ending December 31, 2008.

Although the referred Law has already become effective, the main changes introduced by it still require to be further regulated by the Brazilian regulatory agencies. Accordingly, the accounting information that was presented may require adjustments after Law 11638/07 is regulated. The Company will continue to follow-up and evaluate eventual impacts on its financial statements arising out of new resolutions to be issued by the CVM and by the CPC for regulating the application of said Law.

3. FINANCIAL INVESTMENTS

Financial investments refer to fixed income transactions, which are indexed to Interbank Deposit Certificates (“CDI”), with immediate liquidity, and the Fund for Investment in Shares of Investment Funds – FIC. The FIC portfolios were substantially comprised of federal bonds and securities issued by first-line private institutions, both with high liquidity, recorded at their realization value.

The investment funds perform transactions with financial instruments in order to reduce exposure to interest rate risk, which are also recorded at their realization value.

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Short-term investments	269,412	35,320	915,124	676,738
Investments pledged in guarantee	-	-	3,015	-
Investments Fund (note 28)	47,865	274,539	48,194	275,146
Total	317,277	309,859	966,333	951,884

At September 30 and June 30, 2008, the controlled company had financial investments pledged in guarantee of lawsuits amounting to R$3,015.

As for FIC, at September 30, 2008 no guarantees, bonds, mortgages or other securities were recorded as having been granted.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	9.30.08	6.30.08
Receivables from interconnection fees	94,540	87,322
Receivables from unbilled services	72,572	70,689
Receivables from billed services	57,336	57,278
Receivables from goods sold	52,011	45,043
(-) Allowance for doubtful accounts	(39,651)	(41,248)
Total	236,808	219,084

At September 30, 2008 the balance of accounts receivable includes R$8,196 (R$8,453 at June 30, 2008) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as agreement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful debtors are as follows:

	Consolidated
	2008	2007
Balance at beginning of year	28,175	27,970
Additional allowance in nine month period (Note 22)	23,163	18,577
Write-offs and recoveries in nine month period	(11,687)	(18,351)
Balance at September 30	39,651	28,196

Additional allowance in 4th quarter		6,170
Write-offs and recoveries in 4th quarter		(6,191)
Balance at December 31		28,175

5. INVENTORIES

	Consolidated
	9.30.08	6.30.08
Handsets	72,694	74,511
Simcard (chip)	12,769	10,242
Accessories and other	8,261	8,389
(-) Provision for obsolescence	(17,652)	(19,360)
Total	76,072	73,782

6. DEFERRED TAXES AND TAX CREDITS

6.1 Breakdown

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Prepaid income and social contribution taxes	64,024	62,627	99,638	91,667
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	19,994	19,680	68,621	67,706
Recoverable state VAT (ICMS)	-	-	40,429	40,795
Withholding income tax	4,871	2,440	17,418	10,150
Other recoverable taxes	8	-	67	52
Total recoverable taxes	88,897	84,747	226,173	210,370

Deferred income and social contribution taxes	41,780	45,664	190,932	199,981
ICMS to be allocated	-	-	9,478	7,878
Total	130,677	130,411	426,583	418,229

Current	26,530	24,090	237,202	211,445
Noncurrent	104,147	106,321	189,381	206,784

The controlled company is entitled to tax reduction benefit of 75% on the taxable profit generated in the tax incentive areas under the Agency for Development of the Northeast – ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.

The breakdown of deferred income and social contribution taxes are as follows:

	Consolidated
	9.30.08	6.30.08
Tax credit incorporated - restructuring (a)	25,259	30,671
Tax credits on provisions for: (b)
Contingencies and legal liabibility - CVM 489	80,751	76,058
Derivative contracts	26,402	24,250
Suppliers	15,531	11,123
Doubtful debt	13,481	14,264
Obsolescence	6,002	6,582
Customer loyalty program	5,386	4,979
Valuation allowance fixed assets	5,189	5,099
Employee profit sharing	3,904	3,011
Accelerated depreciation	(9,853)	(9,999)
Other amounts	2,670	4,936
Income and social contribution taxes loss carryforwards (c)	16,210	29,007
Total deferred taxes	190,932	199,981

Current	107,189	96,865
Noncurrent	83,743	103,116

The amount recorded in the current assets refers to reversal of temporary differences and use of tax losses expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

a)    Tax credit incorporated: represented by the net balance of premium and provision for maintenance of the shareholders’ equity integrity (Note 6.2). Realization will occur within 10 years. Studies performed by independent consultants hired during the Corporate Reorganization process support the recovery of such amounts within the above referred time.

b)    Temporary differences: realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions.

c)    Tax loss and negative tax base: represents the amount recorded by the Company and its controlled company, which will be offset up to the limit of 30% of the tax basis computed in the coming fiscal years and subject to no statute of limitations.

The Company prepared technical feasibility studies, approved by its Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2007, as defined in CVM Instruction No. 371. During the nine-month period ended September 30, 2008, no relevant fact occurred that indicated limitations to full recovery of the deferred tax amounts recognized by the Company and its controlled company.

6.2 Tax benefit – Corporate Reorganization

Included in the accounting records held for corporate and tax purposes by the Company are specific accounts related to incorporate premium and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	9.30.08			6.30.08
Restructuring	Goodwill	Provison	Net	Net
Telemig Celular – Privatization	70,682	(45,423)	25,259	30,671

The transactions in the nine-month period ended September 30 are as follows:

	Consolidated
	9.30.08	9.30.07
Results:
Amortization of goodwill	(47,758)	(47,758)
Reversal of Provision	31,520	31,520
Tax credit	16,238	16,238
Effect on results	-	-

To the extent the tax benefits are actually realized, the amount shall be incorporated into the capital stock to the benefit of the controlling shareholders, the other shareholders being assured preemptive rights. Proceeds arising out of the exercise of the preemptive rights shall be paid to the controlling shareholder.

7. PREPAID EXPENSES

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
FISTEL fee	-	-	32,647	42,746
Rent	-	-	1,535	1,611
Insurance premium	407	425	833	1,054
Advertising to be distributed	-	-	496	986
Other	516	503	5,455	4,449
Total	923	928	40,966	50,846

Current	591	928	33,521	44,697
Non -current	332	-	7,445	6,149

8. OTHER ASSETS

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Credits with Amazônia Celular S.A. e Tele Norte Celular Participações S.A. (a)	3,007	2,882	25,976	21,557
Subsidies on terminal sales	-	-	4,723	5,872
Contractual pledges	11	410	5,393	5,262
Advances to employees	-	-	2,313	3,357
Intercompany credits	174	248	-	-
Other assets	33	67	33	67
Total	3,225	3,607	38,438	36,115

Current	3,009	2,884	33,073	30,847
Non -current	216	723	5,365	5,268

(a) These refer to the amounts of administrative and human resources sharing contract and establishment of condominium with the Company and its controlled company, existing until the date of acquisition of the share control by Vivo Participações. The balances are remunerated based on the Interbank Deposit Certificate (CDI) variation.

9. INVESTMENTS

a) Interest in controlled company

Investee	Common stock interest	Preferred stock interest	Total of participation
Telemig Celular	89.17%	79.68%	83.25%

b) Number of shares owned

Investee	Common shares	Preferred shares	Total of shares
Telemig Celular	794,764	1,180,078	1,974,842

c) Controlled company’s information

	Shareholder’s equity on		Net income (loss) for the nine month periods ended
Investee	9.30.08	6.30.08	9.30.08	9.30.07
Telemig Celular	1,301,582	1,269,723	229,835	135,206

d) Breakdown and transactions

The balance of the controlling company’s investments refers to the interest held in the controlled company’s equity.

The controlled company’s investments for the nine-month period ended September 30 are as follows:

Investments in the controlled company

	9.30.08	9.30.07
Balance at beginning of year	891,278	793,743
Net Income of controlled	191,340	113,398
Unclaimed dividends and interest on shareholders’ equity	961	-
Balance at September 30	1,083,579	907,141

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
		9.30.08			6.30.08
	Yearly depreciation rates %	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	20.0 to 33.3	1,048,436	(835,607)	212,829	190,534
Switching equipment	20.0 to 33.3	459,024	(286,516)	172,508	170,722
Infrastructure	10.0 to 20.0	337,217	(221,800)	115,417	80,639
Terminals	20.0	39,097	(21,979)	17,118	13,086
Buildings	5.0	12,186	(4,967)	7,219	7,349
Land	-	3,055	-	3,055	3,055
Other assets	10.0 to 20.0	201,042	(143,451)	57,591	58,187
Construction in progress	-	97,211	-	97,211	162,040
Total		2,197,268	(1,514,320)	682,948	685,612

At September 30, 2008, the controlled company had property and equipment offered as guarantee collaterals in lawsuits in the amount of R$30,462 (R$31,343 at June 30, 2008).

11 INTANGIBLE ASSETS, NET

		Consolidated
		9.30.08			6.30.08
	Yearly depreciation rates %	Cost	Accumulated depreciation	Intangible net	Intangible net
Software use rights	20.0	278,803	(188,795)	90,008	86,692
Concession licenses	6.67 to 28.9	75,046	(22,820)	52,226	53,528
Construction in progress	-	11,867	-	11,867	13,548
Total		365,716	(211,615)	154,101	153,768

12. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Suppliers	402	496	254,035	267,822
Amounts to be transferred LD (a)	-	-	56,394	51,329
Interconnection / linking	-	-	10,413	9,449
Other	62	74	2,889	2,983
Total	464	570	323,731	331,583

(a) Amounts to be transferred refer to VC2, VC3 and roaming charges invoiced to our customers and transferred to the long distance call operators.

13. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Consolidated
	9.30.08	6.30.08
Current taxes
Income and social contribution taxes	45,005	32,033
ICMS	22,213	22,662
PIS e COFINS	8,408	7,844
FISTEL	893	2,724
FUST e FUNTTEL	845	814
Other taxes, fees and mandatory contributions	88	82
Total	77,452	66,159

Legal liabilities (CVM 489/05):
Fistel (a)	321,936	311,374
(-) Judicial deposits – fistel (a)	(321,936)	(311,374)
Withholding income tax	19,941	19,579
(-)Judicial deposits – Withholding income tax	(18,701)	(18,369)
Pis e cofins	7,194	7,194
Other taxes, fees and mandatory contributions	3,874	3,518
Total	12,308	11,922

Total	89,760	78,081

Current	77,452	66,159
Noncurrent	12,308	11,922

(a)   The controlled company has filed a petition for writ of mandamus challenging its liability for payment of the Operation Inspection Fee (TFF) and of the Installation Inspection Fee (TFI) on the mobile stations (handsets) not owned by it. It is the understanding of the Management and legal consultants that the chances of loss in these lawsuits are possible; however, since it is the case of a legal liability under the terms of CVM Resolution no. 489, the controlled company has booked a provision and has effected judicial deposits in the same amount.

The legal liabilities refer to the taxes falling with the scope of CVM Resolution 489/05, issued on October 3, 2005, which approved IBRACON’s pronouncement NPC 22.

14. LOANS AND DEBENTURES

a) Breakdown of debts

a.1) Loans

				Consolidated
Description	Currency	Interest	Maturity	9.30.08	6.30.08
Unsecured Senior Notes	US$	8.750% p.a.	01/20/2009	153,144	127,352

Interest				2,935	5,660

Total current liabilities				156,079	133,012

a.2) Debentures

				Consolidated
Description	Currency	Interest	Maturity	9.30.08	6.30.08

Debêntures	R$	IPCA + 0.5% p.a.	07/05/2021	24,512	24,234

Interest				75	44

Total noncurrent liabilities				24,587	24,278

b) Covenants

Covenants are provided for in the Unsecured Senior Notes funding program regarding the application of the proceeds to the purposes specified in the contracts, transactions to be carried out with related parties, merger and amalgamation transactions and achievement of economic and financial indicators. At September 30, 2008, all economic and financial indexes of the controlled company provided under contract were achieved.

The agreement entered with the State Department of Economic Development regarding debentures sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At September 30, 2008, all covenants were fulfilled by the controlled company.

c) Debentures

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by the controlled company, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, the controlled company would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue of the controlled company, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue of the controlled company, valued at R$ 17,390. At September 30, 2008 the updated amounts of the 1st and 2nd series of the debentures were R$6,556 and R$18,031, respectively.

15.  PROVISION FOR CONTINGENCIES

The Company and its controlled company are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

The breakdown of the balances of such provisions, posted to noncurrent liabilities, is as follows:

	Consolidated
	9.30.08			6.30.08
	Provision	(-) Judicial deposits	Net	Net
Civil	10,525	-	10,525	9,241
Labor	6,832	(3,477)	3,355	2,980
Tax	7,739	(5,915)	1,824	1,824
Total	25,096	(9,392)	15,704	14,045

15.1. Civil Claims

These refer to several civil claims for which the respective provisions were booked, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a) Consumers

The controlled company is party to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold by the controlled company. Individually, none of these lawsuits is deemed to be material.

At September 30, 2008, based on the opinion of its lawyers, the amount of R$8,843 (R$7,449 at June 30, 2008) was booked, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount of these lawsuits deemed as “possible” was R$2,386 (R$2,346 at June 30, 2008).

b) ANATEL

The controlled company is party to several legal and administrative proceedings brought by ANATEL referring to noncompliance with regulations concerning the Personal Mobile Service (SMP). At September 30, 2008, the amount of R$600 (R$600 at June 30, 2008), was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” is R$600 (R$600 at June 30, 2008).

c) Other

These refer to lawsuits of other nature, all related to the regular course of business. At September 30, 2008, based on the opinion of its independent lawyers, the amount of R$1,082 (R$1,192 at June 30, 2008) was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$706 (R$694 at June 30, 2008).

15.2. Labor Claims

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.

With respect to proceedings for which the chance of loss is classified as “possible”, the amount involved is R$7,992 (R$8,511 at June 30, 2008).

15.3. Tax Proceedings

No new significant tax proceedings classified as “probable loss” were brought in the nine-month period ended September 30, 2008.

On the same date, the amounts of such proceedings classified as “possible loss” were R$173,546 (R$41,578 at June 30, 2008), which relate mainly to challenges concerning the ICMS, FISTEL, FUST, FUNTTEL, and other taxes. No new significant tax proceedings brought in this quarter have the same purpose as those already in course in the previous quarter.

16. CONCESSION LICENSES

	Consolidated
	30.09.08	30.06.08
SMP - 800 MHz, 900 MHz e 1800 MHz	-	28,520
2,1 Mhz (3G) (a)	46,933	44,691
Total	46,933	73,211

Current	46,933	51,004
Noncurrent	-	22,207

(a) On December 18, 2007, the controlled company announced that it was the winning bidder in 2 lots (Minas Gerais - Sector 2 and Triângulo Mineiro - Sector 3) for the extension of third generation (3G) mobile services, with 10 + 10 Mhz width. The proposal of the Company for the lots purchased was approximately R$ 53.5 million.

The term of use of this license is for a period of 15 years, renewable for other 15 years The amount of 10% has been already paid on the date of execution of the Instrument of Authorization. The remaining 90%, totaling R$48,182, may be paid in 6 equal and annual installments, with a grace period of 3 years, adjusted to the Telecommunications Industry Index - IST variation, plus 1% monthly, or until December 11, 2008 without adjustment. The Company has recorded the remaining liability in its current liabilities, without adjustment.

On April 29, 2008, the Company signed with ANATEL the Instrument of Authorization for use of this radiofrequency sub-bands.

The price payable for the 2.1 Mhz (3G) license was recorded as a counter-entry to the intangible assets in the amount R$44,691, less the discount to present value of R$ 3,491, as provided for in Law No. 11638/07 and CVM Instruction No. 469/08. At September 30, 2008, the amount payable for such license was adjusted to present value, at the rate of 100% of the CDI, with financial expenses in the amount of R$2,242 having been recorded.

17. OTHER LIABILITIES

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Reverse stock split (a)	84,405	84,581	97,341	97,537
Prepaid services to be rendered	-	-	38,547	34,297
Provision loyalty program (b)	-	-	15,841	14,645
Provision for disposal of assets (c)	-	-	15,263	14,996
Provision for Pension Fund	-	-	5,110	4,937
Other	-	-	193	193

Total

	84,405	84,581	172,295	166,605

Current	84,405	84,581	151,922	146,672
Noncurrent	-	-	20,373	19,933

(a) This refers to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its controlled company.

(b) The Company has adopted loyalty programs and other benefits in which calls are converted into points that enable the user to a future change of handsets. A provision was booked for accumulated points, net of redemptions, considering the history of redemptions, points generated and average cost per point.

 (c) This refers to the costs to be incurred in connection with the eventual need of giving back to their owners the “sites” (locations for installation of Radio Base Stations – RBS) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof

18. SHAREHOLDERS’ EQUITY

a) Capital Stock

The Special Shareholders’ Meeting held on March 28, 2008 approved the capitalization of profit reserves in the amount exceeding the capital stock at December 31, 2007, in the amount of R$62,500, as a result of which the capital stock was increased to R$577,500.

The subscribed and paid-up capital at December 30 and June 30, 2008 comprises book-entry shares, with no face value, allocated as follows:

Capital stock	Number of shares
Common	13,466,059
Preferred	22,741,002
Total	36,207,061

Preferred shares are not entitled to voting rights, and are ensured priority upon the reimbursement of the capital stock, without premium, and the right to the payment of minimum, non-cumulative dividends pursuant to the criteria below, alternatively, considering the one representing the highest value:

I -   6% per year, calculated on the value resulting from the division of the subscribed capital by the total number of shares of the Company, or

II -   right to share the minimum mandatory dividend in accordance with the following criteria:

a) Priority upon the receipt of minimum and non-cumulative dividends corresponding to 3% of the equity value of the share; and

b) Right to share the profits distributed under equal conditions with the common shares, after the minimum priority dividend stipulated in conformity with item “a” above is ensured to the common shares.

Preferred shares shall become entitled to vote if the Company, for 3 consecutive fiscal years, fails to pay the minimum dividends to which they are entitled.

b) Retained Profits

The General Shareholders’ Meeting held on March 28, 2008 approved the transfer of the remaining balance of the net profit for fiscal year 2007 (adjusted to the realization of the unrealized profits reserve), in the amount of R$115,633, to the retained profits, based on the capital budget proposed for fiscal year 2008 of its controlled company, as set forth in art. 196, and with due regard to the provisions in art. 198 of Law 6404/76 and articles 39, §2, and 43, of the Bylaws.

c)  Special Premium Reserve

This reserve was booked as a result of the Corporate Reorganization processes described in note 6.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issued of new shares. The increase of capital is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class, at the time of the issue, and the amounts paid upon the exercise of this right shall be directly delivered to the controlling shareholder, in accordance with the provisions in CVM Instruction no. 319/99.

c)   Dividends

The General Shareholders’ Meeting held on March 28, 2008 resolved on the payment of dividends in the amount of R$38,548 related to the minimum mandatory dividend of 25% of the adjusted net profit which were paid as from April 14, 2008.

19. COMPENSATION BASED ON STOCK CALL OPTION PLAN

On October 5, 2000, the Board of Directors of the Company approved two long term incentive plans, as described below:

Plan A – This plan covered key executive officers who were granted preferred shares or common shares of the Company. The premiums would be vested and the shares would be issued to the extent of performance goals achieved by the Company, which goals are determined by the Board of Directors for a performance period of five years. On December 31, 2007, all the options granted were expired, with no option having been exercised by the executive officers.

Plan B – This plan covered part of the key executive officers of the controlled company and other employees. Options granted under this plan refer to preferred shares of the controlling company with exercise at the market value on the date they were granted. The option is exercised at 20% during the second year, 60% during the third year and 100% during the fourth year. On December 31, 2007 all the options granted were expired, with no option having been exercised by the executive officers.

The Boards of Directors of the Company and of its controlled company, at meetings held on December 30 and 29, 2003, respectively, approved changes to plan B, with new options being granted.

The plan continued to cover part of the key executive officers of the controlled company and the new options granted continued to refer to preferred shares of the Company. However, the exercise price of these new options was equivalent to the market value on the date they were granted, with a discount of 20%. The right to exercise the option is of 40% as from January 2004, 70% as from January 2005 and 100% as from January 2006, such right to exercise the options remaining valid until January 2008. The options expired in January 2008, without having been exercised by the executive officers.

20. NET OPERATING REVENUE

	Consolidated
	Nine month period ended on
	9.30.08	9.30.07
Franchise and use	924,765	755,438
Interconnection	496,152	456,914
Data and value-added services	144,427	103,173
Other services	18,688	12,127
Gross revenue from service	1,584,032	1,327,652

Discounts granted	(303,522)	(182,555)
Value-added tax on services (ICMS)	(201,514)	(166,380)
PIS e COFINS	(55,172)	(48,395)
Service tax (ISS)	(482)	(378)

Net operating income from services	1,023,342	929,944

Gross income from handsets and accessories	115,881	69,457

PIS and COFINS	(10,447)	(5,853)
Returns of goods	(2,939)	(2,683)
Value-added tax on services (ICMS)	(750)	(1,926)

Net operating income from sale of handsets and accessories	101,745	58,995

Total net operating income	1,125,087	988,939

 21. COST OF SERVICES RENDERED AND GOODS SOLD

	Consolidated
	Nine month period ended on
	9.30.08	9.30.07
Interconnection	(198,203)	(153,193)
Depreciation and amortization	(133,637)	(110,055)
Taxes and contributions	(48,687)	(37,119)
Outside services	(40,052)	(37,066)
Leased lines	(37,965)	(37,788)
Rent, insurance and condominium fees	(30,819)	(23,226)
Personnel	(12,029)	(8,873)
Other consumables	(11,388)	(6,795)
Cost of services rendered	(512,780)	(414,115)

Cost of goods sold	(140,386)	(75,736)

Total	(653,166)	(489,851)

22. SELLING EXPENSES

	Consolidated
	Nine month period ended on
	9.30.08	9.30.07
Outsourced services	(87,065)	(62,641)
Personnel	(58,919)	(50,756)
Advertising	(47,764)	(23,479)
Costumer loyalty and donations	(35,712)	(42,269)
Allowance for doubtful accounts	(23,163)	(18,577)
Depreciation and amortization	(16,255)	(10,371)
Rent, insurance and condominium expenses	(4,417)	(4,327)
Taxes, fees and mandatory contributions	(5,592)	(6,627)
Total	(278,887)	(219,047)

23. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Nine month period ended on		Nine month period ended on
	9.30.08	9.30.07	9.30.08	9.30.07
Outsourced services	(547)	(553)	(55,371)	(49,025)
Depreciation and amortization	(42)	(96)	(37,016)	(28,116)
Personnel	(244)	-	(33,737)	(36,803)
Rent, insurance and condominium	(113)	(218)	(1,848)	(2,204)
Taxes	(84)	(116)	(4,941)	(2,978)
Other supplies	(1,030)	(983)	(132,913)	(119,126)

24. OTHER OPERATING REVENUE (EXPENSES)

	Consolidated
	Nine month period ended on
	9.30.08	9.30.07
Income:
Reversal of provisions (a)	251,624	-
Fines	19,049	13,583
Recovered expenses	15,000	12,848
Shared infrastructure – EILD	13,958	12,215
Others	13,816	16,904
Total	313,447	55,550

Expenses:
Amortization of deferred charges	(12,784)	(1,845)
Provision for contingencies	(9,561)	(3,590)
FUST	(4,626)	(4,166)
Pis e Cofins	(4,400)	-
FUNTTEL	(2,313)	(2,083)
Others	(7,786)	(5,569)
Total	(41,470)	(17,253)

(a)     ICMS on monthly subscription fees, value-added and activation services: the Management, supported by its legal consultants, considered that the ICMS should be assessed only on telecommunication services and, therefore, its assessment on monthly subscription fees and value-added services was illegal because these were not telecommunication services. The controlled company was granted a preliminary injunction and, as from November 1998, it ceased to pay such tax on monthly subscription fees and started booking a provision and depositing the corresponding amounts in court. The provision recorded at December 31, 2007 was R$691,742, with corresponding judicial deposits in the same value.

In the first quarter of 2008, after careful evaluation by the in-house and independent legal consultants of the progress of the judicial action challenging the assessment of the ICMS on the monthly subscription fees and value-added services, an Instrument of Adhesion to the ICMS Convention no. 72/2006 (incorporated, with certain limitations, by Decree no. 44422/2006, as further amended) was executed by the controlled company with the State of Minas Gerais. Said Decree, as amended, authorizes the State to grant partial discharge of payment of the ICMS tax (rate reduction) and its legal additions due by reason of the provision of telecommunication services. As a result of said adhesion, the controlled company filed a petition with the Superior Court of Appeals for withdrawal from the judicial action, with express consent by the State of Minas Gerais which, on its turn, refunded to the Company the amount of R$251,624, corresponding to the difference between the amounts deposited in court and the amounts due by reason of the application of the referred Decree. The controlled company, since February 2008, has restarted to pay ICMS on subscription fees and value-added services.

In consequence of the foregoing, in the first quarter of 2008 the controlled company reverted all the provision booked for ICMS on subscription fees and value-added services, in the amount of R$700,005, being R$448,381 as a counter-entry to the judicial deposits recorded in non-current assets and R$251,624 as a counter-entry to the result for the period.

25. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	Nine month period ended on		Nine month period ended on
	9.30.08	9.30.07	9.30.08	9.30.07
Financial income:
Income from financial transactions	30,887	23,012	89,445	56,292

Financial expenses:
Derivative transactions	-	-	(15,101)	(14,261)
Loans	-	-	(10,449)	(11,340)
AVP effect – CVM 469/08	-	-	(2,242)	-
Other financial transactions	(1)	(182)	(6,477)	(8,433)
Total	(1)	(182)	(34,269)	(34,034)

Monetary and exchange variations:

In liabilities
Derivative transactions	-	-	11,440	(23,928)
Loans	-	-	(12,332)	23,928
Other financial transactions	265	1,016	(4,656)	2,440
Total	265	1,016	(5,548)	2,440

26. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its controlled company monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 6. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	Nine month period ended on
	9.30.08	9.30.07
Income and social contribution tax on goodwill amortized	(16,238)	(16,238)
Deferred income and social contribution tax	(45,158)	(84,162)
Income and social contribution tax	(71,207)	25,966
Total	(132,603)	(74,434)

Below is a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, to the amounts calculated by applying combined statutory rates at 34%:

	Company		Consolidated
	Nine month period ended on		Nine month period ended on
	9.30.08	9.30.07	9.30.08	9.30.07
Income (loss) before taxes	221,903	136,243	381,964	224,716

Tax credit at combined statutory rate (34%)	(75,447)	(46,323)	(129,868)	(76,403)

Permanent additions/ exclusions:
Equity pick-up	66,017	38,555	-	-
AVP effect – CVM 469/08	(635)	-	(763)	-
Permanent additions/ exclusions:	(11)	(1)	(1,972)	1,969
Tax Debt	(10,076)	(7,769)	(132,603)	(74,434)

27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Considerations on Risks

The main market risks to which the Company and its controlled company are exposed in the conduction of their activities are:

Credit Risk: deriving from possible difficulties in collecting the amounts related to telecommunications services rendered to their customers and to sales of handsets to their dealers, as well as the risk related to short-term investments and amounts receivable from swap transactions.

Interest Rate Risk: deriving from a portion of the debt and from long positions of derivatives contracted at floating rates, and involving the risk of an increase in financial expenses due to an unfavorable change in interest rates.

Exchange Rate Risk: the possibility that the controlled company may incur losses as a result of exchange rate variations that increase the liability balances of foreign currency loans.

The Company and its controlled company adopt an active position concerning the management of the various risks to which they are exposed, by means of a set of comprehensive initiatives, procedures and operating policies, thus mitigating the risks inherent to their activities.

Credit Risk

The credit risk related to the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding granting of post-paid handsets. The customer base of its controlled company comprises, predominantly, prepaid customers, which requires prior recharge and, consequently, entails no credit risk.

The credit risk in the sale of handsets is managed under a conservative credit policy, by means of modern management methods, including analysis of financial statements and information and consultation to commercial data bases.

The Company and its controlled company are also subject to credit risk arising out of their financial investments and amounts receivable from swap transactions. The Company and its controlled company act in a manner so as to diversify this exposure among various world-class financial institutions.

Interest Rate Risk

The controlled company is exposed to the risk of increased interest rates, especially those associated with payables related to derivative transactions (Exchange Hedge). The balance of financial investments, indexed to the CDI, also partially neutralizes this effect.

Exchange Rate Risk

The controlled company has contracted financial derivative transactions so as to protect itself against exchange rate fluctuations arising out of foreign currency loans. The instruments generally used are swap contracts.

The table below summarizes the net exposure of the Company to the exchange rate factor at September 30, 2008:

	In thousands of US$
	9.30.08	6.30.08
Loans	(81,533)	(83,556)
Derivative instruments	80,000	80,000
Total (insufficient coverage)	(1,533)	(3,556)

Transactions with Derivatives

The controlled company records gains and losses on derivative contracts as net financial income or expenses.

b) Market Value of Financial Instruments

The market value of the financial investments is close to their book value due to the short tenor of these instruments. The market value of loans and debentures, as well as of swap contracts, was established on the basis of discounted cash flow, by using projections of interest rates available.

The table below shows an estimate of the book value and the market value at September 30, 2008 and at June 30, 2008:

	September 30, 2008
	Book value	Market value	Unrealized gain
Short Term Investments	966,333	966,333	-
Loans and debêntures	(180,666)	(168,748)	11,918
Derivative instruments	(95,291)	(95,471)	(180)
Total	690,376	702,114	11,738

	June 30, 2008
	Book value	Market value	Unrealized gain
Short Term Investments	951,884	951,884	-
Loans and debêntures	(157,290)	(154,964)	2,326
Derivative instruments	(115,274)	(113,524)	1,750
Total	679,320	683,396	4,076

Market values are calculated at a specific time based on information available and own evaluation methodology. Consequently, the indicated estimates do not necessarily represent market realizable values. Use of different assumptions may significantly affect estimates.

c) CVM Resolution nº 550/08

CVM, by Resolution no. 550, issued on October 17, 2008, determined that publicly-held companies should disclose in the current ITR, in a specific note, both qualitative and quantitative information about all their financial derivative instruments, whether recognized or not as assets or liabilities in their balance sheets.

All financial derivative instruments are contracted by the controlled company for protection against exchange risk and foreign and local interest rate risks arising out of financial debts, pursuant to a risk management corporate policy. Thus, eventual variations in the risk factors generate an inverse effect on the financial instrument they are proposed to protect. Therefore, the controlled company has no financial derivative instruments for purposes of speculation and its financial exchange liabilities are hedged.

Said instruments were contracted with Votorantim and Unibanco banks in the local market, pursuant to the applicable credit risk policy.

At September 30, no contract requires a margin deposit.

The amounts of the derivative instruments are summarized as follows:

Description	Nocional		Fair Value		Cumulative effect (current period)
	Current Quarter	Prior Quarter	Current Quarter	Prior Quarter	Amount receivable / (received)	Amount payable / (paid)
Derivative contracts
Asset Position
(1)Foreign currency	185,584	185,584	150,578	124,889	-	95,291

Liabilities position
Post Rate (CDI)	(185,584)	(185,584)	(246,049)	(238,413)	-	-

(1)    Foreign currency swaps x CDI (R$150,578) – swap transactions contracted with maturity date in 2009, for protection against exchange variation risk in financing transactions of this kind.

Gains and losses in the nine-month period ended September 30, 2008, grouped by contracts executed, were recorded in the income accounts (note 25), as required in CVM Resolution 550/08.

At September 30, 2008 current liabilities in the amount of R$95,291 were recorded for recognition of the net derivatives positions as of that date.

The fair value of the net debt of the Company which gave rise to the derivative instruments described above is as follows:

	Fair Value
	Current Quarter	Prior Quarter
Loan agreement
Foreign currency	157,925	137,388

28. SPECIFIC PURPOSE ENTITY - EPE

The Company, together with its controlled company, effects investments in Brazil in a Fund for Investment in Shares of Investment Funds – FIC, managed by Banco Itaú S.A., which in turn invests in shares of other Investment Funds.

The main information on the FIC is summarized as follows:

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Consolidated portfolio
National Treasury Bill - LTN	-	70,327	-	70,327
Treasury Financial Bill - LFT	31,744	125,818	31,744	125,818
National Treasury Notes – NTN	11,439	11,465	11,439	11,465
Bank Deposit Certificate – CDB	8,239	27,027	8,239	27,027
Commitment opetarion	-	43,877	-	43,877
Operations over / sight deposited	-	-	-	-
Others	-	44	-	44
	51,422	278,558	51,422	278,558

% Participation of Company and subsidiary	93,08%	98,56%	93,72%	98,78%
Value of participation	47,865	274,539	48,194	275,146

For purposes of information, the proportionally consolidated balance of the Investments in the current assets, considering the nature of the funds, is presented in Note 3.

29. POST-EMPLOYMENT BENEFIT PLANS

The controlled company sponsors an individual defined retirement benefits plan - Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost. Actuarial provisions relating to the defined benefit plans are recorded in "Other liabilities" (Note 17).

The controlled company also sponsors the CelPrev, a defined contribution plan. The participant can make three types of contributions to the plan, being: (a) regular basic contribution: percentage varies from 0% to 2% of their participation salary; (b) additional regular contribution: percentage varies from 0% to 6% of that portion of their participation salary that exceeds 10 Standard Reference Units of the Plan; and, (c) voluntary contribution: percentage is freely chosen by the participant and applied on his/her participation salary. The sponsor can make four types of contributions, being: (a) regular basic contribution: contribution equal to the participant’s regular basic contribution participant, less the contribution for defraying the cost of the sickness allowance and for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s regular additional contribution, less the administrative expenses; (c) eventual contribution: voluntary contribution made at such times as may be determined by the sponsor; and (d) special contribution: contribution solely intended for those employees of the sponsor who are not participants of the PBS and who joined the plan within 90 days from the effective date of the CelPrev.

PAMA is managed by Fundação SISTEL de Seguridade Social – SISTEL.

30. TRANSACTIONS WITH RELATED PARTIES

The main transactions with non-consolidated related parties are:

a)   Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Vivo S.A., Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL.

b)   Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services, contracted for 12 months, and renewable for an equal period.

Below is a summary of balances and transactions with related parties:

	9.30.08	6.30.08
Assets
Accounts receivable, net	8,748	5,905
Liabilities:
Suppliers and accounts payable	18,858	8,649

	Nine Month Period Ended on
	9.30.08	9.30.07
Results:
Income from telecommunications services	30,752	26,911
Other operating expenses, net	(7,818)	-
Revenue with sharing resources	-	15,832

Until March 31, 2008, the Company and its controlled company, Amazônia Celular S.A. and Tele Norte Celular Participações S.A. were owned by the same controlling shareholder – Telpart Participações S.A. For this reason, the amounts stated in the table for the nine-month period ended September 30, 2007 refer to the transactions among these companies and they remained as related parties only for the sake of comparison.

31. INSURANCE (CONSOLIDATED) - (NOT REVIEWED BY AN INDEPENDENT AUDITOR)

The Company and its controlled company have adopted a policy of monitoring risks inherent to their transactions. For this reason, as of September 30, 2008, the Company and its controlled company had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and its controlled companies considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$2,026,500
General Civil Liability – RCG	R$10,000
Automobile (fleet of executive vehicles)	100% da Tabela Fipe, R$1,220 for Corporal and Material Damages

 32. AMERICAN DEPOSITARY RECEIPTS (“ADRs”) PROGRAM

On November 16, 1998, the Company started trading ADRs at the New York Stock Exchange (NYSE) under ticker symbol “TMB”, with the following characteristics:

  Type of shares: preferred.
  Each ADR represents two (2) preferred shares.
  The shares are traded by way of ADRs with ticker symbol “TMB” at the New York Stock Exchange.
  Foreign depositary bank: The Bank of New York.
  Brazilian custodian bank: Banco Itaú S.A.

33. FINANCIAL AND RECLASSIFIED INFORMATION

As indicated in note 2a, some accounts in the income statement for the nine-month period ended September 30, 2007 were reclassified in order to allow comparison with information related to the new controlling shareholder (Vivo Participações), as shown below:

Income Statement	DRE disclousure on 9.30.07	Reclassifications		DRE on 9.30.07, disclousure on 9.30.08

Gross operating revenue	1,556,101	(158,992)	a,b	1,397,109

Deductions	(555,212)	147,042	A	(408,170)

Net operating revenue	1,000,889	(11,950)		988,939

Cost of services rendered and cost of goods sold	(501,532)	11,681	c,d,e,f,h,i	(489,851)

Gross profit	499,357	(269)		499,088

Selling expenses	(205,941)	(13,106)	c,e,g,h,j,k	(219,047)
General and administrative expenses	(82,343)	(36,783)	g,h,i,k	(119,126)
Other operating expenses	-	(17,253)	f,h,k	(17,253)
Other operating income	-	55,550	b,d,g	55,550
Financial income, net	24,698	-		24,698

Operating result	235,771	(11,861)		223,910

Nonoperating expenses, net	741	65		806

Result before tax and profit sharing	236,512	(11,796)		224,716

IR and CS	(74,434)	-		(74,434)
Minority interest	(22,815)	-		(22,815)
Worker’s participation	(11,796)	11,796	I	-
Change of PL of the controlled that did not affect result	1,007	-		1,007

Profit for the period	128,474	-		128,474

The main reclassifications effected in the income statements are as follows:

a) elimination of the amounts for recharge bonus of prepaid services against discounts granted;
b) transfer of shared infrastructure and EILD amounts to “Other Operating Revenue”;
c) transfer of the amounts for handsets storage and distribution costs to “Selling Expenses”;
d) transfer of the amounts for fines on telecommunication services to “Other Operating Revenue”;
e) transfer of the amounts related to services of internet communication, making and mailing of telephone bills to “Selling Expenses”;
f)  transfer of the amounts for Fust and Funttel to “Other Operating Expenses”;
g) transfer of the amounts for corporate services to “Other Operating Revenue”;
h) transfer of the amounts for bank fees and other expenses to “General and Administrative Expenses;
i) transfer of the amounts for employees’ profit sharing to “General and Administrative Expenses”.
j) transfer of the amounts for provision/reversal for obsolescence to “Cost of Products Sold”; and
k)  transfer of the amounts for the contingencies provision to “Other Operating Expenses”

05.01 - BALANCE SHEET – CONSOLIDATED ASSETS  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2008	4 – 06/30/2008
1	TOTAL ASSETS	2,624,401	2,593,003
1.01	CURRENT ASSETS	1,585,161	1,535,422
1.01.01	CASH AND CASH EQUIVALENTS	965,285	955,110
1.01.01.01	CASH AND BANKS	1,967	3,226
1.01.01.02	SHORT-TERM INVESTMENTS	963,318	951,884
1.01.02	RECEIVABLES	239,823	219,084
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	236,808	219,084
1.01.02.02	OTHER RECEIVABLES	3,015	-
1.01.02.02.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	3,015	-
1.01.03	INVENTORIES	76,072	73,782
1.01.04	OTHER	303,981	287,446
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	237,202	211,445
1.01.04.02	PREPAID EXPENSES	33,521	44,697
1.01.04.03	ADVANCES TO SUPPLIERS	185	457
1.01.04.04	OTHER ASSETS	33,073	30,847
1.02	NONCURRENT ASSETS	1,039,240	1,057,581
1.02.01	LONG-TERM RECEIVABLES	202,191	218,201
1.02.01.01	OTHER CREDIT	202,191	218,201
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	189,381	206,784
1.02.01.01.02	PREPAID EXPENSES	7,445	6,149
1.02.01.01.03	OTHER ASSETS	5,365	5,268
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	-	-
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.01.03	OTHERS	-	-
1.02.02	PERMANENT ASSETS	837,049	839,380
1.02.02.01	INVESTMENTS	-	-
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	-	-
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	-	-
1.02.02.01.05	OTHER INVESTMENTS	-	-
1.02.02.02	PROPERTY AND EQUIPMENT	682,948	685,612
1.02.02.03	INTANGIBLE ASSETS	154,101	153,768
1.02.02.04	DEFERRED CHARGES	-	-

06.01 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –09/30/2008	4 – 06/30/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,624,401	2,593,003
2.01	CURRENT LIABILITIES	888,311	876,901
2.01.01	LOANS AND FINANCING	156,079	133,012
2.01.02	DEBENTURES	-	-
2.01.03	SUPPLIERS	323,731	331,583
2.01.04	TAXES PAYABLE	77,452	66,159
2.01.05	DIVIDENDS PAYABLE	8,326	8,365
2.01.06	PROVISIONS	-	-
2.01.07	PAYABLES TO RELATED PARTIES	-	-
2.01.08	OTHER	322,723	337,782
2.01.08.01	PAYROLL AND SOCIAL CHARGES	28,577	24,832
2.01.08.02	REVERSE STOCK SPLIT	97,341	97,537
2.01.08.03	DERIVATIVE CONTRACTS	95,291	115,274
2.01.08.04	DEFERRED REVENUE	38,547	34,297
2.01.08.05	CONCESSION LINCESES	46,933	51,004
2.01.08.06	OTHER LIABILITIES	16,034	14,838
2.02	NONCURRENT LIABILITIES	72,972	92,385
2.02.01	LONG-TERM LIABILITIES	72,972	92,385
2.02.01.01	LOANS AND FINANCING	-	-
2.02.01.02	DEBENTURES	24,587	24,278
2.02.01.03	PROVISIONS	20,814	18,982
2.02.01.03.01	PROVISION FOR ACTUARIAL DEFICIT	5,110	4,937
2.02.01.03.02	PROVISION FOR CONTINGENCIES	15,704	14,045
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	27,571	49,125
2.02.01.06.01	TAXES PAYABLE	12,308	11,922
2.02.01.06.02	CONCESSION LINCESES	-	22,207
2.02.01.06.03	OTHER LIABILITIES	15,263	14,996
2.02.02	DEFERRED INCOME	-	-
2.03	MINORITY INTEREST	218,003	212,667
2.04	SHAREHOLDERS’ EQUITY	1,445,115	1,411,050
2.04.01	CAPITAL STOCK	577,500	577,500
2.04.02	CAPITAL RESERVES	75,106	75,106
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.04.04	REVENUE RESERVES	56,131	56,131
2.04.04.01	LEGAL	56,131	56,131
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	-	-
2.04.04.04	REALIZABLE REVENUE RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	-	-
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER REVENUE RESERVES	-	-
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	736,378	702,313
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2008 to 09/30/2008	4 - 01/01/2008 to09/30/2008	5 – 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	GROSS SALES AND/OR SERVICES	632,370	1,699,913	495,170	1,397,109
3.02	DEDUCTIONS	(225,758)	(574,826)	(156,590)	(408,170)
3.03	NET SALES AND/OR SERVICES	406,612	1,125,087	338,580	988,939
3.04	COST OF SALES AND/OR SERVICES	(245,734)	(653,166)	(172,668)	(489,851)
3.05	GROSS PROFIT	160,878	471,921	165,912	499,088
3.06	OPERATING EXPENSES/INCOME	(99,363)	(90,195)	(99,474)	(275,178)
3.06.01	SELLING EXPENSES	(87,788)	(278,887)	(77,409)	(219,047)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(33,974)	(132,913)	(44,754)	(119,126)
3.06.03	FINANCIAL	19,650	49,628	7,639	24,968
3.06.03.01	FINANCIAL INCOME	34,103	89,445	18,647	58,732
3.06.03.02	FINANCIAL EXPENSES	(14,453)	(39,817)	(11,008)	(34,034)
3.06.04	OTHER OPERATING INCOME	12,079	313,447	23,387	55,550
3.06.05	OTHER OPERATING EXPENSES	(9,330)	(41,470)	(8,337)	(17,253)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING RESULT	61,515	381,726	66,438	223,910
3.08	NONOPERATING INCOME	(93)	238	832	806
3.08.01	REVENUES	48	1,134	993	1,061
3.08.02	EXPENSES	(141)	(896)	(161)	(255)
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	61,422	381,964	67,270	224,716
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(39,021)	(71,207)	25,517	25,966
3.11	DEFERRED INCOME TAX	17,000	(61,396)	(47,810)	(100,400)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	-	1,007
3.12.01	INTEREST	0	0	-	1,007
3.12.01.01	SHAREHOLDERS EQUITY VARIATION OF SUBSIDIARY NON CAUSED BY PROFIT	0	0	-	1,007
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	0	0	0	0
3.14	MINORITY INTEREST	(5,336)	(38,495)	(6,814)	(22,815)
3.15	PROFIT/LOSS FOR THE PERIOD	34,065	210,866	38,163	128,474
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	36,207	36,207	362,070,615	362,070,615
	EARNINGS PER SHARE	0.94084	5.82390	0.00011	0.00035
	LOSS PER SHARE	-	-	-	-

08.01 – COMMENTS OF THE CONSOLIDATED PERFORMANCE  IN THE QUARTER

NET OPERATING REVENUES - TELEMIG
	According to Corporate Law
						Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%
Subscription and Usage	152.6	143.6	6.3%	139.3	9.5%	439.1	412.5	6.4%
Network usage	170.1	158.3	7.5%	153.1	11.1%	478.0	440.2	8.6%
Data revenue plus VAS	32.3	31.0	4.2%	24.3	32.9%	91.0	70.2	29.6%
Other services	8.0	2.8	185.7%	2.3	247.8%	15.2	7.0	117.1%
Net service revenues	363.0	335.7	8.1%	319.0	13.8%	1,023.3	929.9	10.0%
Net handset revenues	43.6	33.5	30.1%	19.5	123.6%	101.8	59.0	72.5%
Net Revenues	406.6	369.2	10.1%	338.5	20.1%	1,125.1	988.9	13.8%

         OPERATING REVENUE

Consistent revenue growth.
  Total net revenue increased by 20.1% and 10.1% compared to 3Q07 and 2Q08, respectively. This increase is a result of higher handset revenues associated to stronger commercial activity of higher network usage revenue associated to the customer base growth and of growth of data and VAS services usage.

Data and VAS revenue increased by 32.9% compared to 3Q07.
  Data and VAS revenue increased by 32.9% and 4.2% compared to the 3Q07 and 2Q08, respectively, in amount of  R$ 32,3 million and represented 8,9% of the net service revenue, mainly due to the increase in peer-to-peer SMS usage as a consequence of new activations offering data advantages.

OPERATING COSTS - TELEMIG
	According to Corporate Law
						Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%
Personnel	(32.7)	(34.0)	-3.8%	(34.7)	-5.8%	(104.6)	(96.7)	8.2%
Cost of services rendered	(126.1)	(125.9)	0.2%	(101.6)	24.1%	(367.1)	(295.2)	24.4%
Leased lines	(13.5)	(11.8)	14.4%	(13.7)	-1.5%	(37.9)	(37.8)	0.3%
Interconnection	(69.5)	(66.9)	3.9%	(52.6)	32.1%	(198.2)	(153.2)	29.4%
Rent/Insurance/Condominium fees	(10.7)	(10.3)	3.9%	(7.9)	35.4%	(30.8)	(23.2)	32.8%
Fistel and other taxes and contributions	(16.3)	(17.9)	-8.9%	(12.9)	26.4%	(48.7)	(37.2)	30.9%
Third-party services	(13.0)	(13.3)	-2.3%	(13.0)	0.0%	(40.1)	(37.0)	8.4%
Others	(3.1)	(5.7)	-45.6%	(1.5)	106.7%	(11.4)	(6.8)	67.6%
Cost of goods sold	(64.1)	(44.9)	42.8%	(31.9)	100.9%	(140.4)	(75.7)	85.5%
Selling expenses	(63.1)	(85.8)	-26.5%	(55.5)	13.7%	(203.7)	(157.8)	29.1%
Provision for bad debt	(4.3)	(10.5)	-59.0%	(5.5)	-21.8%	(23.1)	(18.6)	24.2%
Third-party services	(42.4)	(58.5)	-27.5%	(29.6)	43.2%	(134.9)	(86.2)	56.5%
Customer loyalty and donatios	(13.4)	(13.4)	0.0%	(16.2)	-17.3%	(35.7)	(42.2)	-15.4%
Others	(3.0)	(3.4)	-11.8%	(4.2)	-28.6%	(10.0)	(10.8)	-7.4%
General & administrative expenses	(14.9)	(15.5)	-3.9%	(22.0)	-32.3%	(62.2)	(53.9)	15.4%
Third-party services	(13.2)	(13.6)	-2.9%	(19.8)	-33.3%	(55.4)	(48.7)	13.8%
Others	(1.7)	(1.9)	-10.5%	(2.2)	-22.7%	(6.8)	(5.2)	30.8%
Other operating revenue (expenses)	2.7	16.6	-83.7%	15.7	-82.8%	284.6	40.0	611.5%
Operating revenue	9.8	27.0	-63.7%	15.7	-37.6%	299.5	38.6	675.9%
Operating expenses	(8.4)	(10.1)	-16.8%	(5.0)	68.0%	(20.9)	(9.8)	113.3%
Other operating revenue (expenses)	1.3	(0.3)	n.a.	5.0	-74.0%	6.0	11.2	-46.4%
Total costs before depreciation / amortization	(298.2)	(289.5)	3.0%	(230.0)	29.7%	(593.4)	(639.3)	-7.2%
Depreciation and amortization	(66.6)	(75.9)	-12.3%	(49.7)	34.0%	(199.7)	(150.4)	32.8%
Total operating costs	(364.8)	(365.4)	-0.2%	(279.7)	30.4%	(793.1)	(789.7)	0.4%

           OPERATING COSTS

Cost of service rendered increased by 24.1% over 3Q07.	Cost of services increased by 24.1% over 3Q07 due to higher interconnection cost related to both the growth of outgoing traffic and increase of Fistel Fee associated to the customer base expansion.

  The cost of goods sold registered an increase of 100.9% in 3Q08 over 3Q07, due to higher number of gross activations, which represent an increase of 79.1%.  When compared to the 2Q08, cost of goods sold increased by 42.8% due to the activity in the period and the beginning of the foreign exchange appreciation.

  In the 3Q08, selling expenses increased by 13.7% over the 3Q07 due to the higher expenses with third party services, especially advertising and publicity. When compared to 2Q08, it recorded a reduction of 26.5% due to the decrease in the expenses with third party services and provision for bad debtors.

Provision for Bad Debt - PDD recorded a reduction of 21.8% over 3Q07 and of 59.0% in relation to 2Q08. The amount of R$ 4.3 million represents 0.7% of the total gross revenue.
Reduction of 32.3% in G&A expenses in relation to 3Q07
  General and administrative expenses decreased by 32.3% when compared to the 3Q07 due, mainly, to the reduction in consulting and other expenses with technical administrative services. When compared to 2Q08, G&A expenses  remained almost stable.

  Other Operating Revenues/ Expenses recorded a revenue of R$ 2.7 million, lower than R$ 15.7 million posted in the 3Q07 and lower than R$ 16.6 million registered in the 2Q08. This reduction primarily results from the reduction in revenues from recovered expenses and from the increase in the expenses with taxes, duties and contributions.

     DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased by 34.0% over the 3Q07 as a consequence of deferred assets amortization and the start of depreciation of sites activated for the Minas Comunica Project.

FINANCIAL REVENUES (EXPENSES) - TELEMIG

	According to Corporate Law
						Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%
Financial Revenues	34.1	29.2	16.8%	18.3	86.3%	89.4	56.2	59.1%
Other financial revenues	34.1	29.2	16.8%	18.3	86.3%	89.4	56.2	59.1%
Financial Expenses	(12.7)	(11.9)	6.7%	(11.0)	15.5%	(34.3)	(34.0)	0.9%
Other financial expenses	(4.7)	(7.1)	-33.8%	(6.3)	-25.4%	(17.0)	(19.7)	-13.7%
Adjust of Present Value (Inst CVM 469/08)	(2.2)	0.0	n.a.	0.0	n.a.	(2.2)	0.0	n.a.
Gains (Losses) with derivatives transactions	(5.8)	(4.8)	20.8%	(4.7)	23.4%	(15.1)	(14.3)	5.6%
Exchange rate variation / Monetary variation	(1.7)	(3.9)	-56.4%	0.3	n.a.	(5.5)	2.4	n.a.
Net Financial Income	19.7	13.4	47.0%	7.6	159.2%	49.6	24.6	101.6%

Increase of 159.2% in net financial revenues over the 3Q07.

In the comparison of 3Q08 over 2Q08, the net financial revenue increased by R$ 6.3 million. This is due, mainly, to a higher revenue from financial investments, which arises out of a higher effective CDI in the period (3.16% in 3Q08 and 2.70% in 2Q08) and a higher average balance of cash invested.

In the comparison with 3Q07, the net financial revenue increased by R$ 12.1 million. As in the comparison with the previous quarter, the effects which contributed to this result arise out of higher availability invested and higher effective CDI in the period (3.16% in 3Q08 and 2.78% in 3Q07).

On the other hand, in 3Q08 there was an increase in the financial expense on account of the adjustment at present value of the 3G licenses, as determined by law 11.638/07 and CVM instruction 469/08, in the amount of R$ 2.2 million.

LOANS AND FINANCING - TELEMIG
	CURRENCY
Lenders (R$ million)	R$	US$	Total

Financial institutions	24.6	156.1	180.7
Total	24.6	156.1	180.7
Exchange rate used		1,914300

Payment Schedule - Long Term

2009	0.0	0.0	0.0
as from 2009	24.6	0.0	24.6
Total	24.6	0.0	24.6

NET DEBT - TELEMIG

	Sep 30.08	Jun 30.08	Sep 30.07
Short Term	156.1	133.0	-
Long Term	24.6	24.3	147.1
Total debt	180.7	157.3	147.1
Cash and cash equivalents	(968.3)	(955.0)	(645.5)
Derivatives	95.3	115.3	81.7
Net Debt	(692.3)	(682.4)	(416.7)

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Consistent net cash growth.
  On September 30, 2008, Telemig’s total debt for loans and financing was R$ 180.7 million, 86.4% of which denominated in foreign currency. The Company has hedged 98.1% of its debt against foreign exchange volatility. This debt was offset by cash and cash investments totaling R$ 968.3 million and by derivative assets and liabilities totaling R$ 95.3 million payable, resulting in net cash of R$ 692.3 million.

                                     Investments (CAPEX)

Investments focused on increasing network capacity and quality.

Telemig continues to expand its coverage area and its GSM network to improve network capacity and quality and increase the customer base. The CapEx in the 3Q08 represented a percentage on the net revenue of 15.8%. In the year-to-date R$ 185.5 million were invested, corresponding to 16.5% of the net revenue, as a result of investments in licenses.

CAPEX - TELEMIG
R$ million				Accum
	3 Q 08	2 Q 08	3 Q 07	2008	2007

Network	41.5	25.3	23.2	69.6	37.6
Technology / Information System	9.8	8.1	9.7	23.9	20.8
Licenses	0.0	53.5	0.0	53.5	0.0
Adjust of Licenses to Present Value (Inst CVM 469/08)	0.0	(3.5)	0.0	(3.5)	0.0
Products and Services. Channels. Administrative and others	13.0	25.6	7.0	42.0	16.1
Total	64.3	109.0	39.9	185.5	74.5

% Net Revenues	15.8%	29.5%	11.8%	16.5%	7.5%

Non-financial data such as: customer base, gross activations, average recharge value, market share, achievement of goals determined by the Anatel, prizes received and prices, among others, were not reviewed by our independent auditors.

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Brazilian Association of State Boards of Accountancy) and CVM (Brazilian Securities Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Telemig Celular Participações S.A.

  We have performed a special review of the Quarterly Financial Information – ITR (Company and Consolidated) of Telemig Celular Participações S.A. (“Company”), for the quarter ended September 30, 2008, including the balance sheets, statement of income, report on the Company’s performance and notes to quarterly financial information, which are the responsibility of the Company’s Management.

  Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Brazilian Association of State Boards of Accountancy (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operating areas about the main criteria adopted for the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

  Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to in paragraph 1, for it to comply with Brazilian Securities and Exchange Commission (CVM) regulations specifically applicable to the preparation of Quarterly Financial Information, including CVM Ruling No. 469/08.

  As mentioned in Note 2.b, Law No. 11638 was enacted on December 28, 2007, effective beginning January 1, 2008. This Law amended, repealed and introduced new provisions to Law No. 6404/76 (Corporation Law) and introduced changes in accounting practices adopted in Brazil. While such Law has already gone into effect, some amendments it introduced depend on regulations to be set by Brazilian regulators in order to be applied by companies. Accordingly, at this transition stage, CVM, through CVM Ruling No. 469/08, authorized the non-application of all dispositions of Law No. 11638/07 in preparing the Quarterly Information (ITR). Thus, accounting information included in the ITR of the quarter ended September 30, 2008, was prepared in accordance with CVM specific rulings and do not comprise all changes in accounting practices introduced by Law No. 11638/07.

  The statement of income (Company and Consolidated) for the quarter and nine-month period ended September 30, 2007, presented for comparative purposes, were reviewed by other independent auditors who issued an unqualified special review report dated October 29, 2007.

Belo Horizonte, October 24, 2008.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 15.199/O-6-F-MG

Luiz Carlos Passetti	Drayton Teixeira de Melo
Accountant CRC-1-SP-144.343/O-3-S-MG	Accountant CRC-1-SP-236.947/O-3-S-MG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.